Exhibit 7.1

AGREEMENT

Agreement dated as of March 20, 2008 between Michael W. Cox, an individual having a mailing address at 3150 North Course Lane, Apt. 308, Pompano Beach, Florida 33069 (”Cox”) and Barry Levine, an individual having a mailing address at 19993 Boca West Drive, Boca Raton, Florida 33434 (“Levine”).

W I T N E S S E T H

WHEREAS, Cox and Levine and John Gargana are entering into a Securities Purchase Agreement (the “SPA”) with QMed, Inc., a Delaware corporation (“QMED”) pursuant to which Cox, Levine and Gargana will lend an aggregate of up to $750,000.00 to QMED and receive warrants to purchase up to an aggregate of 3,399,256 shares of common stock of QMED subject to adjustment as provided in the warrants; and

WHEREAS, Cox desires to lend $100,000.00 to Levine in connection with such transaction.

NOW, THEREFORE, it is agreed as follows:

1.         Cox hereby lends $100,000.00 to Levine (the “Loan”) which Levine will lend to QMED under the SPA.

2.         The Loan will accrue interest at the rate and from the respective dates that the notes issued to Levine by QMED under the SPA (the “QMED Notes”) accrue interest.

3.         Upon repayment of any of the QMED Notes issued to him, Levine will promptly repay Cox for the Loan from the proceeds thereof.

4.         To the extent that the payments received by Levine on account of the QMED Notes are less than the amount of the Loan, together with interest accrued thereon, Levine will not have any obligation to Cox for such shortfall.

5.	Cox will have no interest in the warrants issued to Levine pursuant to the SPA.

6.	This agreement represents the entire agreement of the parties.

7.         This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida without regard to its principles of conflicts of laws.

            IN WITNESS WHEREOF, the undersigned have executed this agreement as of this 20th day of March, 2008.

/s/ Michael W. Cox
Michael W. Cox

/s/ Barry Levine
Barry Levine